Merk Gold Trust
2 Hanson Place
Brooklyn, NY 11217

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention:	Tom Kluck
Stacie Gorman

Re:	Merk Gold Trust
Registration Statement on Form S-1
File No. 333-180868

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Merk Gold Trust, a New York common law trust (the “Trust”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on May 14, 2014 at 12:00 p.m. EDT, or as soon thereafter as practicable.

The Trust acknowledges that:

●
Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●
The Trust may not assert staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Shoshannah D. Katz at (949) 623-3545 or by facsimile at (949) 623-4477.

Thank you for your assistance and cooperation.

Best regards,

MERK GOLD TRUST

  /s/ Axel Merk
By: Axel Merk
Title: Principal Executive Officer

cc:   Shoshannah D. Katz, K&L Gates LLP